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                          January 19, 2024

       George Magrath
       Chief Executive Officer
       Ocuphire Pharma, Inc.
       7000 Grand River Avenue, Suite 120
       Farmington Hills, MI 48335

                                                        Re: Ocuphire Pharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 10,
2024
                                                            File No. 333-276462

       Dear George Magrath:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Emily Johns